Point Blank Solutions, Inc.

2102 SW 2nd Street

Pompano Beach, Florida 33069

March 18, 2008

Daniel F. Duchovny

Special Counsel

U. S. Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Point Blank Solutions, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 11, 2008

File No. 001-13112

Dear Mr. Duchovny:

Point Blank Solutions, Inc., a Delaware corporation (the “Company”), is in receipt of the Staff’s letter dated March 14, 2008, regarding the Staff’s review of, and comment on, the Company’s Preliminary Proxy Statement on Schedule 14A filed March 11, 2008. For convenience, we have reproduced the Staff’s comments in full below, and each comment is followed by the Company’s response. This letter is being sent via Federal Express and will be filed on EDGAR tagged as correspondence.

Schedule 14A

Cover Page

1. Please revise the cover page of your proxy statement and the form of proxy to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

Response: The cover page and form of proxy have been updated to identify each as being preliminary and subject to completion.

Who will solicit proxies on behalf of the board?, page 6

2. Please revise your disclosure to state that each person referenced is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A.

Response: Per the Staff’s comment, the disclosure has been revised to disclose that the Company’s directors, the Company’s director nominees, the Company’s current executive officers, and Patrick A. Stallings, an employee of the Company, are participants in the solicitation.

Who pays the solicitation expenses….page 6

3. We note that you and Georgeson may employ various methods to solicit proxies, including telephone, mail, e-mail or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response: The Company confirms that it will file all written soliciting materials under the cover of Schedule 14A on the date of first use.

4. Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize. Also, we note that you may solicit proxies through your website. Note that the website materials and any other written communications should be filed verbatim immediately in accordance with Rule 14a-12(b) as definitive additional materials. Any website you maintain should contain legends identifying the participants and encouraging security holders to read your proxy or consent statement.

Response: While the Company may solicit proxies through its website, the Company does not currently anticipate soliciting proxies via any Internet chat rooms. To the extent the Company solicits proxies through its website or any Internet chat rooms, it will file the applicable materials verbatim in accordance with Rule 14a-12(b) and any such website will include the appropriate legends.

Proposal 1, page 8

5. Please provide the disclosure required by Item 5(b)(iii), (vi)-(ix), (xi)-(xii) of Schedule 14A for each participant.

Response: The Company has revised the proxy statement to include the disclosure required by Item 5(b)(1)(vi)-(ix), (xi)-(xii) of Schedule 14A for each participant. Additionally, please note that no participant has been convicted in a criminal proceeding during the past 10 years.

Steel Partners’ Notice of Nominees, page 12

6. We note your statement that “[t]he breadth and depth of experience of the current Board of Directors is not matched by the Steel nominees” on page 12. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please revise.

Response: The Company has revised the disclosure to make it clear that the statements are opinions of the Board or a committee of the Board and to more fully explain the basis for the opinions. In particular, the disclosure has been revised to further explain the type of experience the Board is referring to in the section titled, “The Board’s nominees are experienced and engaged.”

7. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. We note your disclosure on page 12 under the heading “The Current Board of Directors is independent” that implies the Steel nominees are not independent and that they will not be able to act in the best interests of all your security holders.

Response: The Company has revised the disclosure to address the Staff’s concerns. In particular, the Company has revised its preliminary proxy statement to indicate that Steel Partners has publicly acknowledged that two of its nominees have a conflict of interest and would likely have to recuse themselves from any discussion of any potential offer by Steel Partners to acquire the Company and that all of the Steel Partners’ nominees have direct and indirect ties to Steel Partners. Please note that the Company acknowledges its obligations under Rule 14a-9 and the Company will not, directly or indirectly, impugn the character, integrity or personal reputation of any involved in this contested solicitation.

8. Refer to the last sentence under the heading “Progress has been made and is continuing on operations and corporate governance” on page 12. Please revise your disclosure to explain why you believe that “the current leadership is best position to continue this process.”

Response: The disclosure on page 12 has been revised per the Staff’s comment to further explain the basis for the Board’s beliefs.

9. Refer to your disclosure under the heading “The Board is focused on maximizing value for all stockholders” on page 12. We note that Steel Partners made similar statements in its preliminary proxy statement (pages 8 and 10). Therefore, please revise your disclosure to avoid the implication that Steel Partners’ focus is different than yours.

Response: The Company has revised its preliminary proxy statement to delete the discussion under the subheading, “The Board is focused on maximizing value for all stockholders.”

10. Please clarify what other interests Steel Partners may have, as disclosed in the last sentence of the paragraph headed “Steel Partners Seeks Control of the Board and the Company” on page 13.

Response: The Company has revised the disclosure to further explain the other interests that Steel Partners, by its own public admission, may have, which interests may not be shared by all stockholders.

11. Refer to your disclosure under the heading “Election of the Steel Partners nominees will not provide assurance…” on page 13. Please provide balanced disclosure regarding Steel Partners’ previous offer and its current disclosure. We note that in its preliminary proxy statement, page 10, Steel Partners states that a vote for its nominees is not a vote for the Steel Partners offer and will have no effect on that offer. Steel Partners also acknowledges the potential conflicts of interests that could arise in the event of a transaction between it and the company and that some of its nominees would abstain from voting on such a matter.

Response: Per the Staff’s comment, the Company has revised the disclosure to indicate that Steel Partners’ has publicly noted that a vote for its nominees is not a vote for Steel Partners’ expression of interest to acquire the Company. As noted above, the Company has also revised the disclosure in its preliminary proxy statement that Steel Partners’ has publicly disclosed that two of its nominees have a conflict of interest.

12. With respect to the last sentence of the first paragraph of disclosure referenced above in comment 11, please revise to clarify that Steel Partners did not state it would limit the possible alternatives it would explore if its candidates are elected.

Response: Per the Staff’s comment, the Company has revised the disclosure to clarify that the Steel Partners’ nominees have not indicated that they would limit the alternatives they will explore if elected.

Compensation of Directors, page 18

13. Clarify on page 19 whether the DSAs would vest on an accelerated basis if the Steel Partners’ nominees are elected (i.e., will that result in a change of control?). Also, please quantify the value of the DSAs to each director or, if appropriate, specifically refer readers to the table on page 19 for this information.

Response: Per the Staff’s request, the disclosure regarding the DSAs has been updated to disclose that the remaining, unvested DSAs will vest if the Steel Partners’ nominees are elected and the Company has quantified the value of such vesting, using the closing share price on March 14, 2008.

Compensation of Named Executive Officers, page 30

14. Refer to the disclosure under the heading “Potential Payments upon Termination or Change of Control” on page 33. Clarify whether the election of the Steel Partners nominees will result in a change of control and obligate the company to make the described payments. Also, please quantify the total payments due in that event for each officer.

Response: Per the Staff’s request, the disclosure of the potential payments upon a termination or change of control has been updated to indicate, where appropriate whether the election of the Steel Partners’ nominees will accelerate any unvested equity award or obligate the Company to make described payments. Where appropriate, the Company has quantified this disclosure using the closing share price on March 14, 2008.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

We are looking forward to having any outstanding issues resolved as soon as possible. If you have any questions, please contact Kenneth Henderson, an attorney at Bryan Cave LLP, at (212) 541-2275, or the undersigned at (954) 630-0900.

Very truly yours,

/s/ James F. Anderson

James F. Anderson

Chief Financial Officer

cc: Kenneth L. Henderson – Bryan Cave LLP